CERTIFICATE OF QUALIFIED PERSON

I, Ruan Pierre Venter, P.Eng., as an author of this report entitled “Technical Report – Updated Preliminary Economic Assessment for the Boumadine Polymetallic Project, Kingdom of Morocco“, prepared for Aya Gold & Silver inc., with an effective date of September 9, 2026 (“Technical Report“), do hereby certify that:

1)I am a General Manager of Process with Lycopodium (Americas) Ltd. My office address is 5090 Explorer Dr, Suite 700, Mississauga, ON, L4W 4T9.

2)I am a graduate of the North-West University, South Africa in 2011 with a Bachelor of Engineering degree in Chemical Engineering with Specialization in Mineral Processing.

3)I am a member of Professional Engineers Ontario and registered as a Professional Engineer with membership #100592368. I have worked as a metallurgical and process engineer for a total of 15 years since my graduation. My relevant experience for the purpose of the Technical Report is:

-Metallurgical and operational experience in platinum flotation, chromite foundry sands, and gold operations within South Africa and East Africa; and

-Lead process engineer on gold and sulphide flotation projects ranging from testwork management, all phases of studies and detail design up to commissioning of numerous projects as well as commissioning manager on three in Africa and Canada.

4)I have read the definition of 'qualified person' set out in National Instrument 43-101 ('NI 43-101') and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a 'qualified person' for the purposes of NI 43-101.

5)I have not visited the Boumadine Polymetallic Project.

6)I am responsible for all of preparation of Item Nos. 1.8, 1.11, 1.13.2, 13, 17, 21.2.2, 21.2.3, 24.2,
25.3, 25.7, 26.4 of the Technical Report.

7)I am independent of the Issuer applying the test set out in Section 1.5.(4) of NI 43-101.

8)I have been involved in the previous study phases of the Boumadine Polymetallic Project.

I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

9)At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Lycopodium

ADM-FRM-037_0

Dated this 20th day of October, 2026

“ Original Signed and Sealed” Ruan Pierre Venter, P.Eng.

Lycopodium

ADM-FRM-037_0